NEWS RELEASE

Independent Report Confirms Initial 8.6 Million Oz Silver Resource
(9.8 Million Oz Silver Equivalents) At Santa Cruz Mine, Durango, Mexico

May 10, 2005 - Vancouver, Canada – Endeavour Silver Corp. (EDR : TSX-V) announces that an initial 8.6 million oz. silver resource (9.8 million oz. silver equivalents) has been confirmed at the Santa Cruz mine in Durango State, Mexico according to a recent independent NI 43-101 report. Watts, Griffis, McOuat (“WGM”) were retained by Endeavour to complete a review of the Santa Cruz mine resources as of February 28, 2005 (Endeavour’s fiscal year-end). The report, entitled “A Technical Review of the North Porvenir Zone, Santa Cruz Mine, Guanacevi Project, Durango State, Mexico” by Velasquez Spring, P.Eng., the Qualified Person from WGM, was dated May 5, amended May 10, and filed on SEDAR May 11, 2005.

WGM audited and validated the recent polygonal resource estimate by Endeavour mine personnel for the North Porvenir zone, as follows:

North Porvenir Zone

Class	Tonnage (t)	Silver (gpt)	Gold (gpt)	Silver (oz.)	Ag Eq.(oz.)

Measured	18,700	698	1.2	420,000	463,000

Indicated	23,500	682	1.2	515,000	570,000

Inferred	245,700	486	1.2	3,839,000	4,408,000

In addition, there is an historic resource estimate by Industrias Penoles for the Deep Santa Cruz zone that could not be audited or validated, as follows:

Deep Santa Cruz

Historic	229,000	525	1.2	3,866,000	4,396,000

The new North Porvenir resource is in compliance with NI 43-101 and was estimated using a 335 gpt Ag cutoff grade, a minimum 1.0 m mining width and a US $6.50 silver price. Twenty-one surface drill holes, five underground cross-cuts and 135 m of underground channel sampling within a 575 m strike length were utilized in the resource estimate but 155 m of that strike length were omitted as drilling is still in progress in these areas. The North Porvenir Zone remains open at depth and to a certain extent along strike.

The Deep Santa Cruz historic resource was calculated by Industrias Penoles in 1983 on the basis of 13 drill holes for which Endeavour has the pertinent drill maps, logs and assays. However, it predates the CIM resource reporting standards, Endeavour has not yet done the work necessary to verify the classification of the resource, the Company is not treating them as a NI 43-101 resource defined by a Qualified Person and therefore the historical estimate should not be relied upon.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 1-877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com         Trading Symbol TSX-V: EDR

Endeavour confirms this historic resource estimate is relevant to its plans for the Santa Cruz mine property and has commenced drilling additional holes into the Deep Santa Cruz zone in order to confirm and expand the historic resource and bring it into compliance with NI 43-101.

The Company expects to complete the next resource update at year-end to report on the results of its aggressive exploration drilling program at the North Porvenir zone and several other prospective targets on the Santa Cruz mine property. Since gold recoveries (70 to 85%) in the Guanacevi process plant are similar to the silver recoveries, and gold is recovered into the silver precipitates and dore bars, gold can also reasonably be reported as a silver equivalent at a 60:1 ratio based on US$ 7 silver and US$ 420 gold.

At North Porvenir, the underground development program is proceeding as planned. Since February 1, a total of 524 m of underground ramp, drifts, cross-cuts and raises have been completed. In addition, the North Porvenir ramp was widened over a 674 m length and a new 223 m ventilation raise was completed last week, which will allow for accelerated development of the next production sill level 40 m vertically deeper than the initial trial stope completed in January. At Santa Cruz, a total of 259 m of underground development has been completed since February 1, 2005 to develop new resources (not part of the current estimate) for mining in the Victor Breccia and Upper Santa Cruz mine zones.

Godfrey Walton, M.Sc, P.Geo., is the Qualified Person supervising the surface drilling and underground sampling programs on the Santa Cruz property. He has instituted a Quality Control sampling program of blanks and duplicates to monitor the integrity of all assay results. Drill core is split by Endeavour personnel at the Guanacevi camp, then driven to Durango and couriered to the Chemex lab in Hermosillo. Core samples are dried, crushed, split and a 30 gram sub sample is taken for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish. Endeavour Silver Corp. (EDR : TSX-V) is a small-cap mining company focused on rapid growth of its silver resources and production in Mexico. A three year expansion program now underway at the Company’s high grade, producing Santa Cruz silver mine and Guanacevi process plant in Durango, Mexico should enable Endeavour to become a top five primary producer of silver.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke at Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 1-877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com         Trading Symbol TSX-V: EDR